As filed with the Securities and Exchange Commission on December 20, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

MARTI TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

MARTI TECHNOLOGIES, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A ordinary shares at an exercise price of $11.50 per share
(Title of Class of Securities)

573134111
(CUSIP Number of Class of Securities)

Oguz Alper Öktem
Chief Executive Officer
MARTI TECHNOLOGIES, INC.
Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Turkiye
+0 (850) 308 34 19

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Oguz Alper Öktem Chief Executive Officer Marti Technologies, Inc. Buyukdere Cd. No:237 Maslak, 34485 Sariyer/Istanbul, Turkiye +0 (850) 308 34 19	Laura Sizemore White & Case LLP 5 Old Broad Street London EC2N 1DW +44 20 7532 1340	Elliott M. Smith White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) further amends the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) filed by Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”, “we”, “us” or “our”), on November 21, 2023, as amended by the Amendment No. 1 to Original Schedule TO filed on December 7, 2023 (“Amendment No. 1”, and together with the Original Schedule TO, the “Schedule TO”) relating to the tender offer by the Company to purchase for cash up to 14,437,489 of its outstanding Warrants (as defined in the Offer to Purchase) at a price of $0.10 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is made upon the terms and conditions in the Amended and Restated Offer to Purchase and Consent Solicitation, dated as of December 7, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”, together with the Offer to Purchase, constitute the “Offer”).

Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of its outstanding Warrants (as defined in the Offer to Purchase) to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”) (as amended on December 20, 2023, the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.07 in cash, without interest (the “Redemption Price”), which Redemption Price is 30% less than the Offer Purchase Price (the “Warrant Amendment”).

This Amendment No. 2 is being filed to report the results of the Offer. Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and Consent and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read with the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired midnight, Eastern Time, at the end of the day on December 19, 2023 (the “Expiration Date”), in accordance with its terms. Continental Stock Transfer & Trust Company, the depositary for the Offer, has indicated that as of the Expiration Date, (i) 5,902,206 outstanding Public Warrants, or approximately 82% of the outstanding Public Warrants were validly tendered and not withdrawn in the Offer, and (ii) 7,250,000 outstanding Private Warrants, or 100% of the outstanding Private Warrants were validly tendered and not withdrawn in the Offer. Pursuant to the terms of the Offer, the Company expects to accept all validly tendered Warrants for purchase and settlement on December 22, 2023 (the “Settlement”). Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $1.3 million in cash to purchase the validly tendered Warrants.

Pursuant to the Consent Solicitation, the Company received the approval of approximately 82% of the outstanding Public Warrants to the Warrant Amendment, which is more than a majority of our outstanding Public Warrants required to effect the Warrant Amendment as it relates to the Public Warrants and 100% of the outstanding Private Warrants to the Warrant Amendment, which is more than a majority of our outstanding Private Warrants required to effect the Warrant Amendment as it relates to the Private Warrants. On December 20, 2023, the Company and the Warrant Agent entered into the Warrant Amendment with respect to the Public Warrants and the Private Warrants and the Company announced that it will exercise its right to redeem all remaining outstanding Warrants for cash in accordance with the terms of the Warrant Amendment, and has fixed January 4, 2024 as the redemption date.

On December 20, 2023, the Company issued a press release announcing the results of the Offer as set forth above, the notice of redemption of the all remaining outstanding Warrants and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)*	Amended and Restated Offer to Purchase and Consent Solicitation, dated December 7, 2023.

(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(2)-(4)	Not Applicable

(a)(5)(i)*	Press Release, dated November 21, 2023, announcing cash tender offer for Marti Technologies, Inc. warrants.

(a)(5)(ii)	Press Release, dated December 20, 2023, announcing the expiration and results of the offer to purchase and consent solicitation and the notice of redemption with respect to the outstanding warrants.

(b)	Not Applicable

(d)(1)	Warrant Agreement, dated July 8, 2021, between Marti Technologies, Inc. and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).

(d)(2)*	Form of Public Warrant Tender and Support Agreement.

(d)(3)*	Form of Private Warrant Tender and Support Agreement.

(d)(5)	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

(d)(6)	Convertible Note Subscription Agreement, dated as of May 4, 2023, by and between the Company and Callaway Capital Management LLC (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 001-40588), filed with the SEC on July 14, 2023).

(d)(7)	Form of Convertible Note Subscription Agreement (incorporated by reference to Annex C to the Company’s Registration Statement on Form F-4 (File No. 333-269067) filed with the SEC on June 12, 2023).

(d)(8)	Amendment No. 1 to Warrant Agreement, dated as of December 20, 2023, by and between Marti Technologies, Inc. and Continental Stock Transfer & Trust Company.

(g)	Not Applicable

(h)	Not Applicable

107*	Filing Fee Table

*Previously filed.

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(b) Filing Fee Exhibit

Filing Fee Table.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: December 20, 2023

MARTI TECHNOLOGIES, INC.

By:	/s/ Oguz Alper Öktem
Name:	Oguz Alper Öktem
Title:	Chief Executive Officer

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